Omega Flex, Inc.
451 Creamery Way
Exton, PA 19341

June 22, 2005

VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0408
Mail Stop: 0304
Attention: Jennifer Hardy

Re: Omega Flex, Inc.
Form 10 filed April 29, 2005
File No. 001-32849

Dear Ms. Hardy:

Omega Flex, Inc., a Pennsylvania corporation (“Omega Flex”) hereby withdraws the above-referenced Registration Statement on Form 10 filed to register securities under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As discussed with the Staff, Omega Flex intends to immediately re-file a Registration Statement on Form 10 to register securities under Section 12(g) of the Exchange Act. The purpose of the withdrawal of the initial Form 10 filing and re-filing of the new Form 10 is to effect a change of the registration from Section 12(b) to Section 12(g). We understand from discussions with the Staff that withdrawing the initial filing and re-filing the new Form 10 will not restart the Staff’s comment period; therefore, simultaneously with the new Form 10 filing, Omega Flex will submit responses to the Staff’s comments contained in its letter dated May 25, 2005.

Please direct any questions regarding this request for withdrawal to Timothy Scanlon at (413) 563-5849.

Sincerely, BY: /S/ Timothy Scanlon —————————————— Timothy P. Scanlon, Esq. Assistant General Counsel

Courtesy copies to:

Andrew Shoeffler, Esq.
John E. Reed
J. Nicholas Filler, Esq.
Michael L. Pflaum, Esq.